EXHIBIT 1



                                                          Liberate Technologies

                                               310 University Avenue, Suite 201

                                                        Palo Alto, CA 94301 USA

                                      tel: +1 650 330 8960 fax: +1 650 330 8970

                                                               www.liberate.com



September 7, 2006


Mr. Michael Fuchs
Chairman of the Board

Mr. Jeffrey H. Coats
Director

Mr. Robert S. Grimes
Director

Mr. Mark N. Kaplan
Director

Mr. James Riesenbach
Director, President and Chief Executive Officer

Mr. Mark R. Ross
Director

c/o Autobytel Inc.
18872 MacArthur Boulevard
Irvine, CA 92612


Gentlemen:

We are one of Autobytel's largest shareholders. We invested in Autobytel because the company is positioned for significant upside and could become the leading online automotive firm.

However, the company is also at a crossroads. We believe that the company has three strategic choices. First, the company could move immediately to restructure its business, streamline its operations, reform its corporate governance and position itself for future growth. Second, it could engage in a sale process to maximize near-term value for shareholders. Or third, it could continue down the current path, and make no significant tactical or strategic adjustments.

We believe the first path leads to the greatest shareholder value over time and we strongly recommend it. But if the board is unwilling to implement change, then the company should immediately pursue a sale process. The third path will simply be a continuation of the last seven years - a steady destruction of shareholder value. We discuss our thoughts on these alternatives below.

Positioning the Company for Long Term Growth
--------------------------------------------

Online automotive lead generation and advertising is one of the largest and fastest growing Internet sectors - and Autobytel is at the heart of it. Autobytel's compelling web sites and content attract over 3 million unique visitors each month, connecting consumers to an established base of over 6,000 dealers. The company has also put together a professional and dedicated workforce, one of the best and most experienced in the business. Furthermore, we believe that a win in the Dealix patent litigation this November would open the door to numerous lucrative licensing opportunities. In our view, the potential upside for the company's lead generation, advertising, and patent licensing businesses has never been greater.

Yet, despite many strengths and a highly favorable industry environment, Autobytel has consistently failed to achieve profitability. Today, the company continues to report losses, even as other similar online automotive concerns are profitable. For the 2nd Quarter of FY06, Autobytel's losses totaled $ 7.8mm and the company has forecast continued losses for the balance of this year and the next. During 2005, Autobytel's stock declined 18%. So far this year, the stock has plummeted an additional 46%.

We strongly recommend that the board implement the three initiatives outlined below. The result will be a company that is strategically focused, solidly profitable and shareholder friendly.

         Strategic Focus

Autobytel should be an online media business that focuses on lead generation, advertising, and patent licensing. Together, lead generation and advertising represented 75% of revenues last quarter, and have the characteristics of an online media Internet business: low cost with high leverage. Unfortunately, this valuable business is mixed in with a much different one: a CRM software business selling to thousands of auto dealers and requiring a disproportionate share of employee headcount and management time. Like most software operations for small enterprises, the CRM business operates on much lower margins and requires more people than an internet-based business in the areas of ongoing development, customer support, upgrades and maintenance. Furthermore, Autobytel's CRM business lacks the scale to generate significant returns.

We believe there are strategic buyers, already operating CRM software divisions, which would pay a significant multiple for this CRM business to leverage their existing infrastructure. For Autobytel, a sale of the CRM business would generate cash, significantly reduce headcount, and focus the management and employees on the core business of the company.

         Profitability

As an online lead generation and advertising company, Autobytel will require significantly less headcount. Autobytel recently reported headcount of approximately 400 employees, after redundancies, plus an unspecified number of contractors. Even assuming one hundred employees are associated with the CRM business, Autobytel has excess staff. For example, Autobytel has SG&A headcount estimated to be in excess of 80 people. Compared with other online lead generation and advertising companies, Autobytel has significantly higher headcount across most departments. This is reflected in the company's income statements: gross margins are in line with industry comparables, while net margins are not. As losses have continued to mount, the company nonetheless has projected increased spending. We believe that the company should right size to appropriately match its revenue opportunities.

Once Autobytel reduces headcount to industry norms, the company should be solidly profitable. We estimate that, properly staffed, the online lead generation and advertising business, at current revenue and gross margin levels, should generate in excess of $20 million in pre-tax profit annually.

         Corporate Governance

Of the six current members of the Autobytel board, five have been directors and/or executive officers since the firm went public, seven years ago (the sixth, Jim Riesenbach, was hired as CEO in March 2006). Over this seven-year period, these five directors have led a company in which cumulative losses have totaled over $100 million. Under the watch of these five board members, the company has experienced an accounting scandal, failed joint ventures, and management turmoil. And the result has been a disaster for all shareholders - both employees and non-employees. During this board's tenure, the stock price has declined 93%.

Yet, during this period, there has been no change in these board members. On the contrary, the board has insulated itself by various legal maneuvers and charter provisions to prevent shareholders from holding board members accountable. For example, Autobytel currently has a classified board, allowing shareholders to vote on each director only once every three years. The shareholders should have the right to determine who represents them on the board, and the right to change those representatives, if a majority of the shareholders wish to do so.

We are not suggesting that Autobytel dismantle its corporate defenses. To the contrary, we believe that the company should continue to keep in place its poison pill to prevent an unwanted buyer from purchasing the company on terms that are opportunistic, coercive or that are otherwise not in the best interests of all shareholders. Shareholders should be protected from these tactics, and the board should have the tools to do that.

But that should not prevent Autobytel shareholders from determining who should represent them. We therefore recommend that the Autobytel board call a special meeting of shareholders to declassify the board this year. If the board believes it has the support of shareholders, then the directors should not fear a vote at the annual meeting next year.

Implementing this initiative will go a long way, in our view, to restoring investor confidence in the Autobytel board. To this end, Liberate has also offered two experienced board members to assist and further strengthen that confidence: there is no more shareholder-friendly board than one comprised of representatives of significant shareholders.

Engage in a Sale Process
------------------------

We have outlined three initiatives that we believe will allow Autobytel to capitalize on the significant market opportunity that exists today and in the years ahead. We strongly believe this path represents the best choice to maximize shareholder value over the longer term.

But if the board is unwilling to make the changes to allow Autobytel to succeed, then we believe this board should step aside, and allow another company to take Autobytel forward. We have spoken with several strategic buyers that would take the steps necessary, as part of an acquisition of Autobytel, to allow the company to grow and to prosper. They have indicated to us a willingness to immediately begin discussions on an acquisition. If the board is unwilling to make the changes required, then a prompt sale of the company is in the best interests of customers, employees and shareholders.

Staying the Course
------------------

We have seven years of data on what the future holds if we stay the current course.

Over that time period, the company has been plagued by financial scandal, strategic misdirection and management turnover. The company was forced to restate its public financial statements for three fiscal years, shaking investor confidence in the board and its audit committee. The board authorized a set of disastrous joint ventures in Japan, Germany and the U.K., all of which, by the company's own admission, have been failures. The company has also consistently promised profitability, only to then over-hire and overspend, allowing costs to overwhelm strong revenue growth. Furthermore, the board has been unable to attract and retain senior leadership - Jim Riesenbach is now the firm's fourth CEO in four years, and the directors are preparing to hire the firm's third CFO in just two years.

Next Steps
----------

As we said at the beginning of this letter, we believe Autobytel is now at a crossroads. We respectfully request that you consider our recommendations carefully and seriously and act on them promptly. And we request you communicate publicly with all shareholders, regardless of size, which of the three paths you have determined to take by September 21, 2006.

We urge the board to make the changes necessary to allow the company to move forward- strategically focused, solidly profitable and shareholder friendly. Let's give the experienced and dedicated employees of Autobytel the chance to enjoy the success they have been working so hard to achieve.


Sincerely,

/s/ Philip A. Vachon
--------------------

Philip A. Vachon
Director and President
Liberate Technologies